EXHIBIT 99.1

Colliers Announces Voting Results

TORONTO, April 14, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that at its annual and special meeting of shareholders, held virtually on April 14, 2021, the nine director nominees listed in Colliers’ management information circular dated March 9, 2021 (the “Circular”) were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Peter F. Cohen	58,974,710	97.12%	1,750,272	2.88%
John (Jack) P. Curtin, Jr.	60,132,066	99.02%	592,916	0.98%
Christopher Galvin	60,246,753	99.21%	478,229	0.79%
P. Jane Gavan	58,136,061	95.74%	2,588,921	4.26%
Stephen J. Harper	58,557,547	96.43%	2,167,435	3.57%
Jay S. Hennick	59,165,853	97.43%	1,559,129	2.57%
Katherine M. Lee	60,132,166	99.02%	592,816	0.98%
Benjamin F. Stein	59,971,008	98.76%	753,974	1.24%
L. Frederick Sutherland	60,283,532	99.27%	441,450	0.73%

In addition, shareholders approved: (a) the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year; (b) an amendment to Colliers’ stock option plan to increase the total number of Subordinate Voting Shares reserved for issuance thereunder by 1,000,000; and (c) a non-binding advisory resolution approving Colliers’ approach to executive compensation, in each case as disclosed in the Circular.

Lastly, disinterested holders of Colliers’ Subordinate Voting Shares voted to approve the previously announced transaction (the “Transaction”) to settle the Management Services Agreement, including the long-term incentive arrangement, between Colliers, Jay S. Hennick and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction will, if completed, also establish a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028. The Transaction was approved by approximately 95.0% of the 32,778,591 votes cast by disinterested holders of Subordinate Voting Shares, voting separately as a class. The Transaction is subject to customary closing conditions, and is expected to be completed on or about April 16, 2021. The Transaction remains subject to the risk factors set out in Circular.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 67 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACTS:

Christian Mayer
Chief Financial Officer

(416) 960-9500